TO:

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
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Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
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Dear Sir/Madam:

Re:  Technical Report titled "Copper Mountain Mine NI 43-101 Technical Report, Updated Mineral Resources and Mineral Reserves Estimate, Princeton, British Columbia, Canada" dated December 4, 2023, with an effective date of December 1, 2023

I, Olivier Tavchandjian, consent to the public filing of the technical report titled "Copper Mountain Mine NI 43-101 Technical Report, Updated Mineral Resources and Mineral Reserves Estimate, Princeton, British Columbia, Canada" dated December 4, 2023, with an effective date of December 1, 2023 (the "Technical Report") by Hudbay Minerals Inc. ("Hudbay").

Dated this 4th day of December, 2023

(signed) "Olivier Tavchandjian"

Olivier Tavchandjian P. Geo.

Senior Vice President, Exploration and Technical Services, Hudbay